Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
FEDERATED NATIONAL HOLDING COMPANY

Pursuant to Article X of the Amended and Restated Bylaws (the “Bylaws”) of 21st Century Holding Company, n/k/a Federated National Holding Company (the “Company”), the Bylaws are hereby amended as follows:

1.          Article II, Section 1 of the Bylaws is hereby deleted in its entirety and replaced as follows:

Section 1.          Annual Meetings.  All annual meetings of the shareholders of the Company for the election of directors and for such other business as may properly come before the meeting shall be held on such date or at such time as may be fixed, from time to time, by the Board of Directors, and at such place, within or without the State of Florida, as may be designated by or on behalf of the Board of Directors and stated in the notice of meeting or in a duly executed waiver of notice thereof.

2.          Article II, Section 7 of the Bylaws is hereby deleted in its entirety and replaced as follows:

Section 7.          Voting.  If a quorum is present, action on a matter, other than the election of directors, shall be approved if the votes cast by the shareholders represented at the meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes or voting by classes is required by Florida law or by the Articles of Incorporation. In an uncontested election of directors, a director who is unopposed shall be elected if the votes cast for the election of such director by the shareholders represented at the meeting and entitled to vote on the election of such director exceed the votes cast opposing the election of such director.  In a contested election of directors, a director whose election is opposed by one or more other candidates shall be elected if such director receives a plurality of the votes cast.  Elections of directors shall occur in accordance with Article III, Section 3 of these Bylaws. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided under the Articles of Incorporation (or any resolution authorizing any class or series of Preferred Stock) or under Florida law.

3.          Effective Date.  This amendment shall be effective as of the date set forth below.

4.          Incorporation of Terms.  Each and all of the provisions of this amendment are hereby incorporated into the Bylaws, so that each and all of such provisions shall constitute a part of the Bylaws.  In the event of any conflict or inconsistency between the provisions of this amendment, on the one hand, and the provisions of the Bylaws, on the other hand, the provisions of this amendment shall be controlling.  Except as specifically modified herein, each and all of the terms and conditions of the Bylaws shall remain in full force and effect, unmodified in any way.

5.          Governing Law.  This amendment shall be governed by and construed under the laws of the State of Florida.

IN WITNESS WHEREOF, the undersigned officer of the Company hereby certifies that this amendment to the Amended and Restated Bylaws of Federated National Holding Company was duly adopted by the Board of Directors of the Company on the 11th day of July, 2016.

FEDERATED NATIONAL HOLDING COMPANY

By:	/s/ Michael H. Braun
Name:	Michael H. Braun
Title:	Chief Executive Officer and President